UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Response Biomedical Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

76123L105

(CUSIP Number)

Gregg M. Larson, Associate General Counsel & Secretary

3M Company

3M Center

St. Paul, Minnesota 55144

Telephone: (651) 733-2204

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76123L105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 3M Company I.R.S. Identification No. 410417775

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,797,419

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 14,797,419

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,797,419

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.0% based on 113,464,862 shares outstanding

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock without par value (the “Common Stock”) of Response Biomedical Corp. (the “Company”).  The principal executive offices of the Company are at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8.

Item 2.	Identity and Background

The person filing this statement is 3M Company (“3M”), a Delaware corporation. 3M is an integrated enterprise characterized by substantial intercompany cooperation in research, manufacturing and marketing of products. 3M’s business first developed from its research and technology in coating and bonding for coated abrasives. Currently serving customers in more than 200 countries around the world, the people of 3M use their expertise, technologies and global strength to lead in major markets including consumer and office products; display and graphics; electronics and telecommunications; safety, security and protection services; health care; industrial products; and transportation.  3M’s brands include Scotch, Post-it, Scotchgard, Thinsulate, Scotch-Brite, Filtrete, Command and Vikuiti, all of which are trademarks of 3M.

The address of 3M’s principal business and its principal office is 3M Center, St. Paul, Minnesota 55144. The name, business address and present principal occupation or employment of each director and executive officer of 3M are set forth in Appendix I hereto and are incorporated herein by reference.  No other person other than persons listed in Appendix I might be deemed to control 3M.  Each of the directors and executive officers of 3M, except George W. Buckley, Inge G. Thulin, H.C. (Hak Cheol) Shin and Jean Lobey, is a United States citizen.  Mr. Buckley is a citizen of the United Kingdom.  Mr. Thulin is a citizen of Sweden.  Mr. Shin is a citizen of the Republic of Korea.  Mr. Lobey is a citizen of France.

During the last five years, neither 3M, nor to the best of 3M’s knowledge, any person named in Appendix I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to an Investment Agreement dated as of November 30, 2006 between 3M and the Company (the “Investment Agreement”), 3M purchased 14,797,419 shares of Common Stock of the Company in a private placement on December 11, 2006 at a price of Cdn.$0.62 per share.  The purchase of the Common Stock was made from 3M’s working capital.

Item 4.	Purpose of Transaction

3M holds its shares of the Common Stock of the Company for investment purposes.  3M has no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer

(a)           The Company is believed to have 113,464,862 shares of Common Stock outstanding.  3M beneficially owns 14,797,419 shares of the Common Stock or approximately 13.0% of the outstanding Common Stock and has sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of such shares.  3M does not own or currently have the right to acquire, directly or indirectly, any additional shares of Common Stock of the Company.  None of 3M’s directors or executive officers beneficially own any of the Common Stock of the Company.

Except for the transaction described in Item 3 above, during the past sixty days there have been no transactions in shares of Common Stock of the Company by 3M or by 3M’s directors or executive officers.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Investment Agreement, if the Company issues shares of Common Stock during the one-year period beginning on December 11, 2006, 3M generally has the right to purchase up to the number of shares included in such issuance as is necessary to ensure that 3M’s percentage ownership in the Company after the issuance is equal to 3M’s percentage ownership in the Company immediately prior to the issuance.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 19, 2006
Date
/s/ Gregg M. Larson
Signature
Gregg M. Larson, Associate General Counsel & Secretary
Name/Title

Appendix I

                Set forth below with respect to each director and executive officer of 3M are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is 3M Center, St. Paul, Minnesota 55144; (b) his or her present principal employment or occupation and the name and (if not 3M) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person).

DIRECTORS

George W. Buckley:  (a) see above; (b) Chairman, President and Chief Executive Officer of 3M.

Linda G. Alvarado: (a) 1266 Santa Fe Drive, Denver, CO 80204; (b) President and Chief Executive Officer, Alvarado Construction, Inc.

Vance D. Coffman: (a) see above; (b) Former Chairman of the Board and Chief Executive Officer, Lockheed Martin Corporation.

Michael L. Eskew: (a) 55 Glenlake Parkway, NE, Atlanta, GA 30328; (b) Chairman and Chief Executive Officer, United Parcel Service, Inc.

W. James Farrell: (a) see above; (b) Retired Chairman and Chief Executive Officer, Illinois Tool Works Inc.

Edward M. Liddy: (a) 2775 Sanders Road Northbrook, Illinois 60062; (b) Chairman and Chief Executive Officer, The Allstate Corporation.

Robert S. Morrison: (a) see above; (b) Former Interim Chairman of the Board and Chief Executive Officer, 3M

Retired Vice Chairman, PepsiCo and Retired Chairman, PepsiCo Beverages and Foods North America.

Aulana L. Peters: (a) see above; (b) Retired Partner, Gibson, Dunn & Crutcher LLP.

Rozanne L. Ridgway: (a) see above; (b) Former Assistant Secretary of State for Europe and Canada.

Kevin W. Sharer: (a) One Amgen Center Drive, Thousand Oaks, CA 91320-1799; (b) Chairman of the Board and Chief Executive Officer, Amgen Inc.

OTHER EXECUTIVE OFFICERS

Patrick D. Campbell: (a) see above; (b) Senior Vice President and Chief Financial Officer.

Joe E. Harlan: (a) see above; (b) Executive Vice President, Electro and Communications Business.

Michael A. Kelly: (a) see above; (b) Executive Vice President, Display and Graphics Business.

Angela S. Lalor: (a) see above; (b) Senior Vice President, Human Resources.

Jean Lobey: (a) see above; (b) Executive Vice President, Safety, Security and Protection Services Business.

Robert D. MacDonald: (a) see above; (b) Senior Vice President, Marketing and Sales.

Moe S. Nozari: (a) see above; (b) Executive Vice President, Consumer and Office Business.

Frederick J. Palensky: (a) see above; (b) Executive Vice President, Research and Development.

Brad T. Sauer: (a) see above; (b) Executive Vice President, Health Care Business.

H.C. (Hak Cheol) Shin: (a) see above; (b) Executive Vice President, Industrial and Transportation Business.

James B. Stake: (a) see above; (b) Executive Vice President, Enterprise Services.

Inge G. Thulin: (a) see above; (b) Executive Vice President, International Operations.

John K. Woodworth: (a) see above; (b) Senior Vice President, Corporate Supply Chain Operations.

Richard F. Ziegler: (a) see above; (b) Senior Vice President, Legal Affairs and General Counsel.